Via Facsimile and U.S. Mail
Mail Stop 6010

April 28, 2008

Mr. Thomas E. Werner
Senior Vice President, Finance and
Chief Financial Officer
Hospira, Inc.
275 North Field Drive
Lake Forest, Illinois 60045

Re: Hospira, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 1-31946

Dear Mr. Werner:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Financial Statements

Note 2 – Acquisitions and Dispositions
Mayne Pharma Acquisition, page 71

1. You disclosed in a press release furnished on a Form 8-K report on February 1, 2007 that the Mayne Pharma acquisition significantly expands your global footprint and doubles your international sales to nearly 30 percent of total sales. You also disclosed throughout the press release the numerous strong customer relationships that you were acquiring in various countries. Since your international sales increased from $468 million in 2006 to $1.06 billion in 2007 your sales projections of significant future growth appear to have been reasonably accurate. Despite the larger global footprint and significantly higher sales, you allocated $31.6 million to customer relationships out of almost $1.8 billion in goodwill and intangible assets identified in the Mayne Pharma acquisition. Please tell us your assumptions and methodology for determining a fair value of $31.6 million for customer relationship intangibles. In your response also address how your assumptions and methodology considered the following items related to customer relationships disclosed in your press release:

   - You acquired over 45 distributors primarily in international markets;
   - You acquired market leadership positions in Europe, Australia and Canada; and
   - Your statement that you acquired strong relationships with generic oncology customers in the United Kingdom, Australia, Italy, Nordic, Canada and established relationships in many major global markets.

   Please refer to paragraphs 39 and A18 through A21 of Appendix A of SFAS 141 and EITF 02-17.

2. You disclosed that you amortize customer relationship intangibles on a straight-line basis. Please tell us why you believe that the straight-line method of amortization reflects the pattern in which the economic benefits are consumed or otherwise used up or explain why you cannot reliably determine that pattern. It would seem that a customer relationship intangible would have a higher rate of attrition in earlier periods with the rate of attrition declining over time. Please refer to paragraphs 12-14 of SFAS 142.

Note 11 – Segment and Geographic Information, page 86

3. Please tell us what you consider to be your operating segments and why. Please disclose the factors used to identify your reportable segments and the types of products and services from which each reportable segment derives its revenues in accordance with paragraph 26 of SFAS 131. Please also disclose whether

operating segments have been aggregated and if so, tell us how you met the aggregation criteria in paragraph 17 of SFAS 131.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gus Rodriguez, Staff Accountant at (202) 551-3752, or Mary Mast, Staff Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant